February 20, 2025

Thomas E. Wirth
Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Realty Trust
           Form 8-K Filed May 7, 2024
           File No. 001-09106
Dear Thomas E. Wirth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance